Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

BANKGUAM HOLDING COMPANY

The undersigned being respectively the President and Secretary of BANKGUAM HOLDING COMPANY do hereby certify that attached hereto is an Amendment to the Second Amended and Restated Articles of Incorporation of BANKGUAM HOLDING COMPANY as amended as of October 31, 2022, duly certified by us to be correct.

Dated: October 31, 2022

/s/ Joaquin P. L.G. Cook
Joaquin P.L.G. Cook
President

AMENDMENT

TO THE

ARTICLES OF INCORPORATION OF

BANKGUAM HOLDING COMPANY

Pursuant to Section 281004 of the Guam Business Corporation Act, the President and Secretary of BANKGUAM HOLDING COMPANY (the “Company”), incorporated as a corporation under and in accordance with the laws of Guam, do hereby certify as follows:

1.

Article Four of the Second Amended and Restated Articles of Incorporation of the Company is hereby amended by deleting the first paragraph in its entirety and replacing it with the following two paragraphs:

“The capital stock of the corporation shall be Forty Million Dollars ($40,000,000), divided into three hundred thousand (300,000) shares of preferred stock of the par value of $100.00 per share and ninety-six thousand (96,000) shares of common stock of the par value of $104.165 per share. The Board of Directors is authorized to determine the consideration and the terms and conditions on which shares may be issued, and the portion of such consideration which shall constitute capital and the portion, if any, which shall constitute paid-in surplus, subject to the applicable provisions of these Articles and the provisions of law.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Guam Business Corporation Act of this Certificate of Amendment to the Second Amended and Restated Articles of Incorporation of the corporation, each five hundred (500) shares of common stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of common stock shall be entitled to receive cash (without interest or deduction) from the corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) $14.75 by (b) the number of shares of common stock held by the stockholder that would have resulted in the issuance of a fractional share as a result of the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. The preferred and common shares shall have the following preferences, powers and rights.”